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                     June 10, 2024

       Howard Horn
       Executive Vice President
       Ultragenyx Pharmaceutical Inc.
       60 Leveroni Court
       Novato, CA 94949

                                                        Re: Ultragenyx
Pharmaceutical Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 1-36276

       Dear Howard Horn:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences